TECH AND FLOW

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2022

(Unaudited)

TECH AND FLOW, INC

Statement of Cash Flows

	2021	2022
Cash Flows From Operating Activities		
Net Income (Loss) For the Period	36862.64	49072.76
Change in Prepaid Expenses		0
Chang e in Payables		0
Credit Card Balance		8578.48
Net Cash Flows From Operating Activities	**36862.64**	**57651.24**
Cash Flows from Financing Activities		
Owners Draws	41456.95	18924.84
Owners Investment	5204.3	0
Retained Earnings	-31.11	-36252.7
Net Cash Flows From Financing Activities	**-36283.8**	**-55177.5**
Cash at Beginning of Period		578.88
Net Increase (Decrease) in Cash	578.88	2473.75
Cash at End of Period	**578.88**	**3052.63**

Tech & Flow Ventures, LLC

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
ASSETS		
Current Assets		
Bank Accounts		
Analysis Checking (4814) - 2	0.00	2,751.69
Cash	0.00	0.00
PNC 3287 (deleted)	574.35	0.00
PNC Checking 9454	4.53	0.00
Startup MMA (4829) - 2	0.00	300.94
Total Bank Accounts	**$578.88**	**$3,052.63**
Accounts Receivable		
Accounts Receivable (A/R)	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Payments to deposit	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$578.88**	**$3,052.63**
TOTAL ASSETS	**$578.88**	**$3,052.63**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
INC,TECH AND FLOW (6158) - 2	0.00	8,578.48
Total Credit Cards	**$0.00**	**$8,578.48**
Total Current Liabilities	**$0.00**	**$8,578.48**
Total Liabilities	**$0.00**	**$8,578.48**
Equity		
Owner draws	-41,456.95	-58,812.30
Owner investments	5,204.30	3,634.81
Retained Earnings	-31.11	578.88
Net Income	36,862.64	49,072.76
Total Equity	**$578.88**	**$ -5,525.85**
TOTAL LIABILITIES AND EQUITY	**$578.88**	**$3,052.63**

Tech & Flow Inc
Statement of Operations
January 2021 - December 2022

	2021	2022
Operating Income		
Financial Consulting	2,500.00	0.00
Imperial Assets Income	28,403.89	83,263.08
Sales of Product Income	0.00	500.00
Subscription Income	167.85	2,722.43
PPP Loan	22,166.00	
Cost of Goods Sold		689.00
Total Income	**$ 53,237.74**	**$ 85,796.51**
Expenses		
Advertising & marketing	100.08	2,554.08
Business licences	0.00	359.35
Contract labor	4,600.00	8,344.74
Bank fees & service charges	348.64	627.37
Continuing education	829.95	0.00
Memberships & subscriptions	358.05	4,724.24
Insurance	201.24	333.18
Legal & accounting services	1,497.00	5,118.67
Meals	1,516.42	2,880.84
Office expenses	2,522.35	5,922.72
Office rent	3,260.40	3,413.61
Travel	0.00	449.01
Utilities	0.00	176.79
Vehicle	1,111.19	2,372.82
Total Expenses	**$ 16,345.32**	**$ 37,277.42**
Net Operating Income	**$ 36,892.42**	**$ 48,519.09**

TECH AND FLOW, INC.

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, January 1, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	1,000,000	1,000	200,000	200.00	-	-	$ 1200.00
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-						49,072.76
ENDING BALANCE, DECEMBER 31, 2022	1 ,000,000	$ 1 ,000	200,000	200.00	_	578.88__	3052.63

TECH AND FLOW, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2022

1. ORGANIZATION AND PURPOSE

Tech and Flow, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2022, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.